ITEX Corporation
3326 160th Ave. SE, Ste 100
Bellevue, WA 98008

June 9, 2010

Transmitted by EDGAR Submission

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Attention:	H. Christopher Owings, Assistant Director
John Fieldsend, Staff Attorney

Re:	ITEX Corporation
Form 10-K for the Year Ended July 31, 2009
Filed October 15, 2009
Form 10-Q for the Period Ended January 31, 2010
Filed March 9, 2010
Form 10-Q for the Period Ended October 31, 2009
Filed December 10, 2009
Definitive Proxy Statement on Schedule 14A
Filed November 2, 2009
Comment Letter dated May 18, 2010
File No. 0-18275

Dear Messrs. Owings and Fieldsend:

On behalf of ITEX Corporation (“ITEX”), we submit the following response to your comment letter dated May 18, 2010.  Set forth below are the Staff’s comments followed by our responses.  The numbered responses in this letter correspond to your numbered comments.

Form 10-K for the Year Ended July 31, 2009

Item 1A. Risk Factors, page 9

1.
In future filings, please revise your Risk Factors section so that you discuss all of the known material factors that make an investment in your securities speculative or risky. In this regard, please place risk factors in context so your readers can understand the specific risk as it applies to you. See Item 503(c) of Regulation S-K and Release No. 33-7497.

Response:

We have substantially revised and expanded our Risk Factors section to discuss all known material factors and sought to place them in context.  For your convenience, our proposed revised Item 1A is reproduced in its entirety and attached as Annex A.  These revised risk factors have also been included in our Form 10-Q for the quarter ended April 30, 2010.  Your specific risk factor comments are further addressed below.  For convenience of reference in identifying specific risk factors in responding to your comments, we have consecutively numbered the risk factors in Annex A.

Mr. H. Christopher Owings
June 9, 2010

1.	(cont.) As examples only and not an exhaustive list of the revisions you should make, please address the following:

•
It appears that you have discussed certain material risks in other parts of your document that you have not included as risks in your Risk Factors section.  For example, on page eight, you state that certain adverse findings in one or more areas in which you are regulated could hurt the enforceability of your agreements or permit the recovery of damages and penalties that could have a material adverse effect on your business, results of operations, cash flows, and financial condition, but you do not provide this issue as a risk in your Risk Factors section. As another example, on page six and elsewhere in your document, you state that you are dependent on your software and information systems for the successful operation of your Marketplace, but you have not included any risk factors regarding the risks of a breach of your system's security, your system failing, or your inability to recover data following a disaster to your system. Therefore, please revise your Risk Factors section to include all material risks to you.

Response:

We have added risk factors which address the material risks previously referenced in other parts of the document.  For example, we have added three risk factors related to risks associated with our broker network.  These are set forth in Annex A, numbered as risk factors 1, 3 and 4, and captioned as set forth below.  The material risk formerly referenced on page 8 of the Form 10-K has been captured in risk factor #4.

1.
Our revenue growth and success is tied to the operations of our independent Broker Network, and as a result the loss of our brokers or the financial performance of our Brokers can negatively impact our business

3.	Our Brokers could take actions that could harm our business, our reputation and adversely affect the ITEX Marketplace

4.
We may be held responsible by members, third parties, regulators or courts for the actions of, or failures to act by, our Brokers or their employees, which exposes us to possible adverse judgments,  other liabilities and negative publicity

The material risks corresponding to the software and information systems referenced on page 6 of the Form 10-K have been set forth in risk factors 7, 8 and 9 of Annex A, captioned as follows:

7.	Our business is subject to online security risks, including security breaches and identity theft

8.	Unplanned system interruptions or system failures could harm our business and reputation

9.	Failure to comply with laws and regulations that protect our members’ personal and financial information could result in liability and harm our reputation

Mr. H. Christopher Owings
June 9, 2010

•
Please revise your risk factors generally, including but not limited to your first and last risk factors, so that you describe the risk in each risk factor as it specifically applies to you and not in generic terms that could apply to any company or security.

Response:

We have sought to revise the risk factors to specifically apply to ITEX.   The first (now risk factor #2 in Annex A) and last risk factors have been revised as follows (new text underlined):

~~Our future~~Future revenue growth remains uncertain and our operating results and profitability ~~remains uncertain.~~ may decline

~~During 2009,~~Although we ~~increased~~ seek to increase revenues ~~by 3%~~ through  ~~continued~~ organic growth~~, acquisitions~~ and ~~through~~ the development of new revenue streams, the primary driver of revenue growth in recent years has been through business acquisitions.  We cannot assure you that our revenues will continue to increase in future quarters or future years.  We may be unable to continue to add revenue through acquisitions, ~~but we cannot assure you that we will be successful in our acquisition efforts or that financing for these endeavors will be available.  We have sustained profitable operations for six years.  However, our prospects for the future must be considered in light of the uncertainty of revenues and markets.~~   either because of the absence of acquisition candidates, lack of financing, or unacceptable terms.  Other than extrapolating from historical data based on the size of the ITEX Marketplace, it is difficult for us to project the level of our revenues or earnings accurately.  We have approximately 28% recurring revenues.  We do not have an order backlog, and approximately 65%  of our net revenues each quarter come from transactions during that quarter.  Our operating results in one or more future quarters may fall below the expectations of investors.

We cannot assure you that we can continue to be operated profitably, which ~~depend~~ depends on many factors, including the success of our development and expansion efforts, the control of expense levels and the success of our business activities.  ~~Our future operating results will depend on a variety of factors, including those discussed in the other risk factors set forth below.~~ We invest in marketing, broker and member support, technology and further development of our operating infrastructure. Some of this investment may entail long-term commitments. As a result, we may be unable to adjust our spending rapidly enough to compensate for any unexpected revenue shortfall, which may harm our profitability.  Growth rates for the barter industry are sometimes difficult to ascertain.  Despite our efforts to expand our revenues, we may not be successful.  We experience a certain amount of attrition from members leaving the Marketplace.  If we do not experience growth and new member enrollments do not continue or are insufficient to offset attrition, we will increasingly need to focus on keeping existing members active and increasing their activity level in order to maintain or grow our business.  We cannot assure you that this strategy would be successful to offset declining revenues or profits.

Mr. H. Christopher Owings
June 9, 2010

~~We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes Oxley Act of 2002, and any adverse results from such evaluation~~ If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price~~.~~

~~Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and SEC rules, we are required to furnish a report by our management assessing the effectiveness of our internal control over financial reporting.  This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.  In addition, we must comply with Section 404(b) requirements to provide an auditor’s attestation report on internal control over financial reporting beginning with our Annual Report on Form 10-K for our year ending July 31, 2010.  The Committee of Sponsoring Organizations of the Treadway Commission (COSO) provides a framework for companies to assess and improve their internal control systems.  The Public Company Accounting Oversight Board’s (“PCOAB”) Auditing Standard No. 5, adopted by the SEC on July 27, 2007, provides the professional standards and related performance guidance for auditors to report on the effectiveness of our internal controls over financial reporting under Section 404.  Our assessment of internal controls over financial reporting requires us to make subjective judgments and some of the judgments will be in areas that may be open to interpretation.~~

Effective internal controls are necessary for us to provide reliable financial reports and to detect and prevent fraud.  We periodically assess our system of internal controls to review their effectiveness and identify potential areas of improvement.  These assessments may conclude that enhancements, modifications or changes to our system of internal controls are necessary.  For example, in the third quarter of fiscal 2010, an ITEX Broker sold a large number of computers which he was unable to fulfill, resulting in a number of transaction reversals.  We determined that we did not have an adequate process level control in place to prevent the recording of serial orders that in the aggregate are large or unusual and which may not be fulfilled.  Performing assessments of internal controls, implementing necessary changes, and maintaining an effective internal controls process is expensive and requires considerable management attention.  Internal control systems are designed in part upon assumptions about the likelihood of future events, and all such systems, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met.  We face the risk that the design of our controls and procedures may prove to be inadequate or that our controls and procedures may be circumvented, thereby causing delays in detection of errors or inaccuracies in data and information.  It is possible that any lapses in the effective operations of controls and procedures could materially affect earnings, that we could suffer losses, that we could be subject to costly litigation, that investors could lose confidence in our reported financial information and our reputation, and that our operating results could be harmed, which could have a negative effect on the trading price of our common stock.

~~While we have determined in our Management Report on Internal Control over Financial Reporting included in this Form 10-K, that our internal control over financial reporting was effective as of July 31, 2009, we must continue to monitor and assess our internal control over financial reporting.  If we identify one or more future material weaknesses in our internal control~~ Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we must certify the effectiveness of our internal controls over financial reporting ~~and such weakness remains uncorrected at fiscal year end, we will be unable to assert our internal control is effective~~ annually.  If we are unable to assert that our internal control over financial reporting is effective for a particular year (or if our auditors are unable to attest that we have maintained, in all material respects, effective internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports.  That ~~would likely have an adverse effect on our stock price~~ could adversely affect our competitive position in our business, and the market price for our common stock.

Mr. H. Christopher Owings
June 9, 2010

•
Please revise the subcaptions of your risk factors so that each subcaption briefly but clearly explains the risk that is expanded upon in that risk's narrative discussion. For example, the subcaption of the second risk factor on page 11 states that you are dependent on your broker network and franchise model. Please revise this subcaption to state how being dependent on your broker network and franchise model is a risk to you.

Response:

We have revised most of the subcaptions of our risk factors as set forth in Annex A.  For example, the subcaption of the second risk factor (now risk factor #1) states as follows:

1.
Our revenue growth and success is tied to the operations of our independent Broker Network, and as a result the loss of our brokers or the financial performance of our Brokers can negatively impact our business

•
Please revise your first risk factor into multiple risk factors so that you disclose each distinct risk as a separate risk factor, including but not limited to the risks that you will not be successful in your acquisition efforts, you will not continue to be operated profitably, your acquisitions could result in operating difficulties, you have limited experience in acquiring companies, and you may not be able to successfully integrate acquired companies into your current operations.

Response:

The first risk factor has been broken up into the following risk factors as set forth in Annex A.

1.
Our revenue growth and success is tied to the operations of our independent Broker Network, and as a result the loss of our brokers or the financial performance of our Brokers can negatively impact our business

2.	Future revenue growth remains uncertain and our operating results and profitability may decline

12.	Alliances, mergers and acquisitions could result in operating difficulties, dilution and other harmful consequences

Mr. H. Christopher Owings
June 9, 2010

•	Please remove the first sentence from your first risk factor, as it tends to mitigate the risk to you.

Response:

The mitigating language has been removed from the first risk factor The first (now risk factor #2 in Annex A) ..

•
In your first full risk factor on page 10, you state that any loss of key officers, key management, and other personnel could impair your ability to successfully execute your business strategy. However, you mention only one individual, Steven White, whose loss is a risk to you. Please disclose all the key officers, key management, and other personnel whose loss is a risk to you or revise your disclosure accordingly.

Response:

We have revised the risk factor (risk factor #11 in Annex A) to limit the risk to the loss of Steven White, and indicate that Mr. White holds multiple executive offices (new text underlined).

~~We are largely dependent on key personnel who may not continue to work for us.~~
If we lose the services of our chief executive officer, our business could suffer

~~Potentially, any loss of key officers, key management, and other personnel could impair our ability to successfully execute our business strategy, particularly when these individuals have acquired specialized knowledge and skills with respect to ITEX and our operations.  Although we believe we are currently being administered capably, we remain substantially dependent~~ Our performance depends substantially on the continued services of our ~~key personnel and in particular, the services of CEO and interim CFO Steven White.  Management~~ Chief Executive Officer, Steven White.  Mr. White also currently fills the executive positions of Interim Chief Financial Officer and Chief Accounting Officer.  Our board places heavy reliance on Mr. White’s experience and management skills.  We have not entered into a formal employment ~~agreements~~ agreement with Mr. White ~~or any of our employees~~, other than ~~certain agreements~~ an agreement to receive a payment in connection with a “change of control,” as defined in the agreement.  We carry a $2.0 million life insurance policy covering Mr. White to insure the business in the event of his death, but do not carry life insurance for any other ~~key~~ personnel.  If ~~Mr. White or other key personnel~~ we were to ~~leave ITEX unexpectedly~~ lose the services of Mr. White, we could face substantial difficulty in hiring a qualified successor or successors, and could experience a loss in ~~productivity~~ performance while any successor obtains the necessary training and experience.  ~~We believe we have the necessary management expertise to implement our business strategy and that support personnel can be increased as needed.  However,~~ In addition, in connection with a management transition we may need to attract, train, retain and motivate additional financial, technical, managerial, marketing ~~and~~ or support personnel.  We face the risk that if we are unable to attract and integrate new personnel, or retain and motivate existing personnel, our business, financial condition and results of operations will be adversely affected.

Mr. H. Christopher Owings
June 9, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and …., page 14

2.
In future filings, please expand your Overview section, and the similar sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and Release No. 33-8350.

Response:

We have revised the Overview section in response to the Staff comments.  A revised Overview section has been included in our Form 10-Q for the quarter ended April 30, 2010, and is reproduced below (new text underlined).

Overview

ITEX, The Membership Trading CommunitySM, is a leading exchange for cashless business transactions across North America (the “Marketplace”).  We service our member businesses through our independent licensed brokers and franchise network (individually, “broker” and together, the “Broker Network”) in the United States and Canada.  Our business services and payment systems enable approximately 24 thousand member businesses (our “members”) to trade goods and services without exchanging cash.  These products and services are instead exchanged for ITEX dollars which can only be redeemed in the Marketplace (“ITEX dollars”).  We administer the Marketplace and act as a third-party record-keeper for our members’ transactions.  We generate revenue by charging members percentage-based transaction fees, association fees, and other fees assessed in United States dollars and Canadian dollars where applicable (collectively and as reported on our financial statements, “USD” or “Cash”).

For each calendar year, we divide our operations into 13 four-week billing and commission cycles always ending on a Thursday (“operating cycle”).  For financial statement purposes, our fiscal year is from August 1 to July 31 (“year”, “2010” for August 1, 2009 to July 31, 2010, “2009” for August 1, 2008 to July 31, 2009).  Our third quarter is the three-month period from February 1, 2010 to April 30, 2010 (“third quarter”).  We report our results as of the last day of each calendar month (“accounting cycle”). The timing of billing and collection activities after the end of the billing cycle does not correspond with the end of the accounting period, therefore this timing difference results in the fluctuations of the balances of cash, accounts receivable, commissions payable and accrued commissions on the consolidated balance sheet and consolidated statement of cash flows.

Each operating cycle we generally charge our members association fees of $20 USD ($260 USD annually) and $10 ITEX dollars ($130 ITEX dollars annually).  We also charge transaction fees in USD from both the buyer and seller computed as a percentage of the ITEX dollar value of the transaction.

The following summarizes our operational and financial highlights for the quarter and our outlook:

•
Comparative Results.  For the three-months ended April 30, 2010, as compared to the three-months ended April 30, 2009, our revenue increased by $177, or 4%, from $3,981 to $4,158 and our income from operations increased by $77, or 22%, from $344 to $421.  For the nine-month period ended April 30, 2010, as compared to the nine-month period ended April 30, 2009, our revenue increased by $373, or ~~4~~3%, from $12,245 to $12,618 and our income from operations increased by $685, or 114%, from $601 to $1,186.

Mr. H. Christopher Owings
June 9, 2010

•
 Revenue Sources.  Our increase in revenues for the three and nine-months ended April 30, 2010 was attributable to our relatively new media and web services revenue streams. In August 2008, we acquired certain assets of a media services company, and launched ITEX Media Services.  ITEX Media Services offers a variety of opportunities to the ITEX Marketplace and provides an “in kind” payment option for hospitality firms in funding their media campaigns. Revenues from media services represented 1% of our total revenues for the three-month period ending April 30, 2010 and are slowly trending up.

In 2009, we began offering subscription-based rights to our proprietary online broker and client relationship management platform.  Under two web services agreements, ITEX hosts the web interface, client relationship management platform and is responsible for all transactional processing.  Revenues from web services represented 5% of our total revenues for the quarter.  We are optimistic that our web services revenue will continue to add to our core business revenue.

Revenue from our core business remained steady for the three and nine-month periods ending April 30, 2010 when compared to the corresponding 2009 periods.  We expect revenue from our core business to grow modestly as the economy continues to improve.  Our primary customers are small businesses with less than ten employees.  We believe this segment of the business community is more vulnerable than larger companies in a difficult economic environment, with strained or insufficient cash flow being a major impediment to growth.  As the economy gains momentum we expect to see our member businesses improve and modest increases in our Marketplace transaction volume.

•
Company-owned Stores.  The ITEX system is currently approximately 96% broker managed and 4% company-operated.  In 2004 we completed an initiative to sell all company-owned offices to both current and new brokers.  As a general operating philosophy, we depend on the ability of our brokers to enroll new members, train them in the use of the Marketplace, grow our transactional volume by facilitating business among members, manage member relationships, provide members with information about ITEX products and services, and assure the payment of our dues and fees.  Our broker model requires less capital investment and lower operating expenses than if we operated all of the offices in our network directly.  From time to time, we complement our broker system with a few company-owned locations, acquired either as a result of business acquisitions or as a result of ensuring the orderly transition of broker locations.

During the nine-month period ended April 30, 2010, we reflected a gain of $99 due to the sale of a San Francisco corporate-owned office, and absorbed a loss of $1 from the disposition of fixed assets and a loss of $255 from a default on a note receivable by a broker acquired as a result of a previous office sale.  In January 2010, we exercised our step-in rights and are currently managing this location as a corporate-owned office.  We expect to sell the management rights to this office within the next year, which will generate a gain to be reflected in a subsequent reporting period.

Mr. H. Christopher Owings
June 9, 2010

•
Revenue Growth.  Although we seek to increase revenues through organic growth and the development of new revenue sources, the primary driver of revenue growth in recent years has been through our business acquisitions.  However, acquisitions are intermittent and cannot be relied upon as a future source of revenue growth, either because of the absence of acquisition candidates, lack of financing, or unacceptable terms.  We have approximately 28% recurring revenues from association fees.  Approximately 65% of our net revenues each quarter come from transactions during that quarter.  At a minimum, the expansion of our membership base will increase our recurring revenues. We continue to seek to increase our revenue by:

•	minimizing the barriers to join the Marketplace;
•	marketing the benefits of participation in the Marketplace;
•	adding new brokers;
•	enhancing our internet applications and web services;
•	supporting the Broker Network.

We believe one barrier to joining the ITEX Marketplace has been the assessment by brokers of an initial enrollment fee to prospective members.  At the discretion of the brokers, membership fees can be charged and have historically ranged from ninety-nine dollars to nine hundred ninety-five dollars.  We do not receive any portion of the enrollment fee.  To minimize this barrier, ITEX began phasing in free online enrollment registrations in 2007.  Over time, the free registration of new members has become more generally accepted by the Broker Network, although not all enrollment fees have been eliminated.

In fiscal 2010, our national advertising campaign emphasized the benefits of participation in the ITEX Marketplace.  We were able to utilize advertising credits obtained in a business acquisition in August 2008 for the ad placements.  We anticipate continuing our advertising efforts in the fourth quarter and throughout 2011.

Adding new brokers is an important component of our overall growth plans, and we are increasing our broker recruiting efforts.  One recruitment program which has achieved some success is our Broker Mentor program, in which existing brokers recruit prospective brokers and provide ongoing training to the prospective broker until certain performance thresholds are met.  Upon meeting the performance thresholds, the prospective broker is offered a franchise for a reduced fee of $5 from our standard franchise fee of $20.  The mentoring broker receives a 5% commission override on the cash collected per cycle by the new broker.  We added four new brokers to date in the 2010 fiscal year as a result of this initiative.

We continually enhance our internet applications and web services to make our online services more user friendly to our employees, members and web services partners, and to create confidence in the ITEX Marketplace.  We have doubled our technology department from two to four full-time employees since 2008.  We are in the process of upgrading our payment processing and team software with .NET technologies.  We reworked our user interface for www.itex.com, with a launch date scheduled for June 2010, so that more tools and better search functionality will be provided to our members and brokers.  We have expanded our production and co-location facilities. In addition, we are providing the latest technology to our staff and the Broker Network to interface with our internet applications with the goal of making the Marketplace more efficient.

Mr. H. Christopher Owings
June 9, 2010

We seek to support our Broker Network in various ways to add to their productivity and efficiency, including encouraging the use of current technology products and services.  In a current initiative, we are providing new desktop computers, software and monitors to brokers which meet established eligibility requirements, as well as to our corporate offices, replacing models that are several years old.  Our company PC infrastructure was standardized on Dell™ products and Microsoft™ software in late 2004.  We plan to purchase 180 computer systems upon the launch of Office 2010, using Dell desktops and notebooks as the standard models, with software to include Microsoft Windows 7.  We are timing our network-wide PC upgrade with the launch of Office 2010.  We have expensed $129 during the 2nd and 3rd quarters of fiscal 2010 for these computer equipment and software upgrades.

•
Geographical expansion. In 2007, we acquired from Intagio certain assets of a commercial trade exchange network, including a membership list of approximately two thousand member businesses.  These new member businesses were located primarily in six regions in the U.S., four of which were previously not served by our existing network.  After the Intagio acquisition, we sold three of the six newly acquired regions to two existing Brokers in two separate transactions.  We retained three Intagio regions to operate as corporate-owned offices.  In 2008, we acquired assets of another commercial trade exchange, and incorporated the acquired member base into a corporate owned office in Cleveland, Ohio.  The acquisition increased our member count in the Cleveland area by 30% to more than 400 participating businesses.  As a result of these acquisitions, we ended up with three company-owned stores located in Chicago, Cleveland and San Francisco.  In October 2009, we sold the San Francisco office to an existing broker.

The acquisitions have contributed to our member counts and revenue and allowed us to expand the breadth of our network by opening offices in several geographic areas in which the ITEX presence was previously weak or nonexistent. In addition we removed two competitors from our industry, strengthening our brand.   We do not have any specific plans for geographical expansion at this time.  However, we will continue to evaluate and consider other potential strategic transactions, if and when such opportunities arise.

•
Financial Position.  Our financial condition and balance sheet remain strong at April 30, 2010, with cash and cash equivalents of $4.2 million.  We paid off our business acquisition debt during 2009, and eliminated the associated interest expense.  Our net cash flows provided by operating activities were $1,443 for the nine-month period ended April 30, 2010, compared to $1,535 for the corresponding period the previous year.  The decrease is primarily due to changes in cycle close timing.  We intend to continue to strengthen our business model, which has the ability to generate consistent, strong cash flows with low capital expenditure requirements.  We seek to maintain an ample liquidity cushion, while returning cash to our shareholders.  We initiated a stock repurchase plan during the quarter.  On May 11, 2010, the board declared ITEX’s first ever cash dividend in the amount of $0.025 per share, payable on June 30, 2010.  This will entail an expenditure of about $90.  We expect cash will be sufficient for comparable dividends to be paid on a quarterly basis.

Mr. H. Christopher Owings
June 9, 2010

2. (cont.) Please note the following examples, but realize that these are examples only and not an exhaustive list of the matters you should address:

•
In the penultimate paragraph on page 14, you state that, since 2004, you have sustained your profitability and net cash flows from operating activities by focusing your business model on cashless transaction processing and supporting your broker network. Please discuss whether you believe this trend will continue in future periods, the basis for this belief, how you have focused on cashless transaction processing and supporting your broker network, whether you believe you will make any changes to the way you do so, and the impact you believe any changes will have on you.

Response:

The language cited by the Staff from page 14 has not been duplicated in the Form 10-Q.  However, a subsection entitled “Company-owned stores” has been added to underscore the business model focused on Broker support.  The ITEX system is currently approximately 96% Broker managed and 4% company-operated.  In addition, a paragraph has been added under “Revenue Growth” explaining ITEX’s support of its Broker Network in various ways, including a current initiative to provide new desktop computers, software and monitors to Brokers.  Known trends and commitments related to Broker support have been disclosed, including anticipated gains in connection with the sale of a company-owned office and the expense of $129 during the 2nd and 3rd quarters of fiscal 2010 for Broker computer equipment and software upgrades which will occur with the launch of Microsoft Office 2010.

•
In this regard, on page nine, you state that your prospects for the future must be considered in light of the uncertainty of revenues and markets. Please discuss in greater detail these uncertainties, their impact on you, and any steps you are taking to deal with the uncertainties.

Response:

The language from the former risk factor on page 9 has been deleted with the previously discussed changes to risk factors.  Management believes the appropriate trends and uncertainties have been disclosed.

•
Under the heading "Revenue Growth" on page 14, you state that you are seeking to increase your revenues and net income by minimizing the barriers to join the Marketplace, marketing the benefits of participation in the Marketplace, adding new franchises, and enhancing your internet applications and web services. Please discuss how you plan to accomplish each of these goals going forward and the steps you have taken already to accomplish these goals, if any.

Response:

The section subcaptioned “Revenue Growth” has been expanded to more fully explain each of the bullet points.

•
In the second paragraph on page 15, you state that the acquisition of two separate trading communities from ATX and Intagio allowed you to expand into San Francisco, Chicago, and Cleveland, in addition to adding members in New York, New Jersey, and Connecticut. Please explain in greater detail how these acquisitions allowed you to expand into these geographic areas, the impact of this expansion on you, and whether you have any further plans for expansion or acquisitions in future periods.

Mr. H. Christopher Owings
June 9, 2010

Response:

The revised Overview section included in our Form 10-Q for the quarter ended April 30, 2010 (reproduced above), contains a subsection entitled “Geographical Expansion” which explains the expansion into geographical areas was through the acquisition of member businesses in locations underserved or not previously served by ITEX.  It has been disclosed that there are no specific plans for geographical expansion at this time.

•
On page 16, you state that you attributed the decrease in income before income taxes for the year ended July 31, 2009 "primarily to an increase in bad debt expense of $457 due to the impact of current economic events." Please discuss the current economic events that you mention, how they have impacted you, whether you believe these events will continue in future periods, and the steps you are taking based on this belief, if any.

Response:

The increase in bad debt expense in fiscal 2009 included an eventual write off of accounts receivable purchased in 2008 and 2009 in connection with the ATX and Intagio acquisitions.  Thus, a portion of the 2009 increase in bad debt expense was a one-time event as a result of the acquisitions.  We consider our current allowance for uncollectible accounts to be reasonable and do not anticipate an increase in bad debt expense in fiscal 2010 as a result of current economic conditions or other factors.

Item 9A(T). Controls and Procedures, page 66

(a) Disclosure controls and procedures, page 66

3.
Currently, you have provided only part of the definition of disclosure controls and procedures with respect to your statement that disclosure controls and procedures are defined under our rules as controls and other procedures that are designed to "ensure that information required to be disclosed by a company in reports that it files under the Exchange Act are recorded, processed, summarized, and reported within the required time periods." Please confirm, if true, that management concluded also that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please note the definition is not required, however, the definition should conform exactly to Item 307 of Regulation S-K if included, See Exchange Act Rules 13a-15(e) or 15d-15(e).

Response:

In our future filings, and in our Form 10-Q for the quarter ended April 30, 2010, we intend to omit the definition.  For past reports which contained the incomplete definition, we confirm that management concluded also that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Mr. H. Christopher Owings
June 9, 2010

4.
In this regard, please confirm, if true, that management concluded also that your disclosure controls and procedures for the periods ended October 31, 2009 and January 31, 2010 were effective to ensure that information required to be disclosed in those reports you filed or submitted under the Exchange Act was accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Response:

We confirm that, for the periods ended October 31, 2009 and January 31, 2010, management concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in those reports that we filed or submitted under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

5.	Further, please confirm for us that you will include the complete definition of your disclosure controls and procedures in future filings.

Response:

In our future filings we intend to omit the definition.  Our proposed disclosure would be as follows:

Under the supervision and with the participation of our management, including the Chief Executive Officer, who is also the Interim Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report.  Based on that evaluation, our CEO and interim CFO concluded that our disclosure controls and procedures were effective as of ___________.

(b) Management's Report on Internal Control, over Financial Reporting, page 66

6.
You state that management "believes" that your internal control over financial reporting was effective as of July 31, 2009. Please confirm, if true, that management concluded that your internal control over financial reporting was effective as of July 31, 2009 and confirm that, in future filings, you will disclose whether management concludes that your internal control over financial reporting is effective as of the end of the period covered by the report.

Response:

We confirm that management concluded that our internal control over financial reporting was effective as of July 31, 2009, and confirm that, in future filings, we will disclose whether management concludes that our internal control over financial reporting is effective as of the end of the period covered by the report.

Mr. H. Christopher Owings
June 9, 2010

7.
In this section, you define the term "internal control over financial reporting" incorrectly by using the definition of disclosure controls and procedures. However, Rules 13a-15(f) and 15d-15(f) under the Exchange Act define the term as a process designed by, or under the supervision of, your principal executive and financial officers, or persons performing similar functions, and effected by your board, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect your transactions and dispositions of your assets and provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, receipts and expenditures are being made only in accordance with authorizations of your management and directors, and regarding prevention or timely detection of unauthorized acquisition, use, or disposition of your assets that could have a material effect on the financial statements.

Please confirm for us, if true, that your management concluded that your internal control over financial reporting was effective based on the definition of that term as it is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Also, please confirm that you will use the correct definition of internal control over financial reporting in all future filings, as applicable.

Response:

We confirm that management concluded that our internal control over financial reporting was effective as of July 31, 2009, based on the definition of that term as it is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  We also confirm that we will use the correct definition of internal control over financial reporting in all future filings, as applicable.

Signatures, page 71

8.
Please note that your document must be signed by your principal executive officer, your principal financial officer, your principal accounting officer or controller, and at least a majority of your board of directors. See General Instruction D(2)(a) to Form 10-K. Therefore, in future filings, please have your principal accounting officer or controller sign your document in addition to those individuals who have signed the document already. In this regard, if one of the individuals who signed the document is your principal accounting officer or controller, in addition to any other position he or she holds, please add this title below the signature to any title you have written already. See General Instruction D(2)(b) to Form 10-K.

Response:

We confirm that, in future filings of the Form 10-K, we will have our principal accounting officer or controller sign our document in addition to those individuals who have already signed the document.  Steven White is currently our principal accounting officer, and this title will be added below his signature block.

Mr. H. Christopher Owings
June 9, 2010

9.
Also, please confirm for us, if true, that your principal accounting officer or controller, or a person performing similar functions, signed your annual report on Form 10-K for the year ended July 31, 2009 and name that individual.

Response:

We confirm that our annual report on Form 10-K for the year ended July 31, 2009, was signed by our principal accounting officer.  Steven White is currently our principal accounting officer, although he was not identified in that capacity.

In connection with this response, ITEX Corporation acknowledges that:

o	it is responsible for the adequacy and accuracy of the disclosure in its filings;

o	staff comments or changes to its disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o	ITEX may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

Sincerely,
ITEX CORPORATION

/s/ Steven White
Steven White
Chief Executive Officer

cc:	Stephen Tollefsen
Tollefsen Business Law P.C.

John Browne, Partner
Ehrhardt Keefe Steiner & Hottman PC

ANNEX A

ITEM 1A.	RISK FACTORS

This Annual Report on Form 10-K contains statements that are forward-looking such as estimates, projections, statements relating to our business plans, objectives and expected operating results.  These statements are based on current expectations and assumptions that are subject to risks and uncertainties.  All statements that express expectations and projections with respect to future matters may be affected by changes in our strategic direction, as well as developments beyond our control.  We cannot assure you that our expectations will necessarily come to pass.  Actual results could differ materially because of issues and uncertainties such as those listed below, in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, Part II Item 7 and elsewhere in this report.  These factors, among others, may adversely impact and impair our business and should be considered in evaluating our financial outlook.

1.
Our revenue growth and success is tied to the operations of our independent Broker Network, and as a result the loss of our brokers or the financial performance of our brokers can negatively impact our business

We service our member businesses primarily through our independent licensed broker and franchise network (individually, “broker”, together, the “Broker Network”), and our financial success depends on our brokers and the manner in which they operate and develop their offices.  We depend on the ability of our brokers to enroll new members, train them in the use of the Marketplace, grow our transactional volume by facilitating business among members, manage member relationships, provide members with information about ITEX products and services, and assure the payment of our dues and fees.  Brokers are independently owned and operated and have a contractual relationship with ITEX, typically for a renewable five-year term.  Our inability to renew a significant portion of these agreements on terms satisfactory to our broker and us could have a material adverse effect on our business, financial condition and results of operations.  Further, our brokers may not be successful in increasing the level of revenues generated compared to prior years, or even sustaining their own business activities, which depends on many factors, including the success of their marketing activities, control of expense levels, the employment and management of personnel, and being able to secure adequate financing to operate their businesses.  There can be no assurance that our brokers will be successful in adding members or increasing the volume of transactions through the Marketplace, or that if they do not renew their agreements or terminate operations we will be able to attract new brokers at rates sufficient to maintain a stable or growing revenue base.  If our brokers are unsuccessful in generating revenue, enrolling new members to equalize the attrition of members leaving the Marketplace, or if a significant number of brokers become financially distressed and terminate operations, our revenues could be reduced and our business operating results and financial condition may be materially adversely affected.

2.	Future revenue growth remains uncertain and our operating results and profitability may decline

Although we seek to increase revenues through organic growth and the development of new revenue streams, the primary driver of revenue growth in recent years has been through business acquisitions.  We cannot assure you that our revenues will continue to increase in future quarters or future years.  We may be unable to continue to add revenue through acquisitions, either because of the absence of acquisition candidates, lack of financing, or unacceptable terms.  Other than extrapolating from historical data based on the size of the ITEX Marketplace, it is difficult for us to project the level of our revenues or earnings accurately.  We have approximately 28% recurring revenues.  We do not have an order backlog, and approximately 65% of our net revenues each quarter come from transactions during that quarter.  Our operating results in one or more future quarters may fall below the expectations of investors.

We cannot assure you that we can continue to be operated profitably, which depends on many factors, including the success of our development and expansion efforts, the control of expense levels and the success of our business activities.  We invest in marketing, broker and member support, technology and further development of our operating infrastructure. Some of this investment may entail long-term commitments. As a result, we may be unable to adjust our spending rapidly enough to compensate for any unexpected revenue shortfall, which may harm our profitability.  Growth rates for the barter industry are sometimes difficult to ascertain.  Despite our efforts to expand our revenues, we may not be successful.  We experience a certain amount of attrition from members leaving the Marketplace.  If we do not experience growth and new member enrollments do not continue or are insufficient to offset attrition, we will increasingly need to focus on keeping existing members active and increasing their activity level in order to maintain or grow our business.  We cannot assure you that this strategy would be successful to offset declining revenues or profits.

3.	Our brokers could take actions that could harm our business, our reputation and adversely affect the ITEX Marketplace

Our agreements with our brokers require that they understand and comply with all laws and regulations applicable to their businesses, and operate in compliance with our Marketplace Rules.  Brokers are independently owned and operated and are not our employees, partners, or affiliates.  We set forth operational standards and guidelines; however, we have limited control over how our broker businesses are run.  Our brokers have individual business strategies and objectives, and may not operate their offices in a manner consistent with our philosophy and standards.  We cannot assure that our brokers will avoid actions that adversely affect the reputation of ITEX or the ITEX Marketplace.  Improper activity stemming from one broker can generate negative publicity which could adversely affect our entire Broker Network and the ITEX Marketplace.  Our image and reputation and the image and reputation of other brokers may suffer materially, and system-wide sales could significantly decline if our brokers do not operate their businesses according to our standards.  While we ultimately can take action to terminate brokers and franchisees that do not comply with the standards contained in our agreements, and even though we may implement compliance and monitoring functions, we may not be able to identify problems and take action quickly enough and, as a result, our image and reputation may suffer, causing our revenues or profitability to decline.  Further, the success and growth of our Broker Network depends on our maintaining a satisfactory working relationship with our existing brokers and attracting new brokers to our network.  Lawsuits and other disputes with our brokers could discourage our brokers from expanding their business or lead to negative publicity, which could discourage new franchisees from entering our network or existing brokers from renewing their agreements, and could have a material adverse effect on our business, financial condition and results of operations.

4.
We may be held responsible by members, third parties, regulators or courts for the actions of, or failures to act by, our brokers or their employees, which exposes us to possible adverse judgments,  other liabilities and negative publicity

From time to time we are subject to claims for the conduct of our brokers in situations where a broker has caused injury to a member as a result of a transaction in the ITEX Marketplace.  Third parties, regulators or courts may seek to hold us responsible for the actions or failures to act by our brokers or their employees.  Failure to comply with laws and regulations by our brokers, or litigation involving potential liability for broker activities could be costly and time consuming for us, divert management attention, result in increased costs of doing business, lead to adverse judgments, expose us to possible fines and negative publicity, or otherwise harm our business.

5.	Failure to deal effectively with member disputes could result in costly litigation, damage our reputation and harm our business

ITEX faces risks with respect to transactional disputes between members of the ITEX Marketplace.   From time to time we receive complaints from members who may not have received the goods or services that they had purchased, concerning the quality of the goods or services, or who believe they have been defrauded by other members or ITEX brokers. We also receive complaints from sellers because a buyer has changed his or her mind and decided not to honor the contract to purchase the item.  While ITEX does, in some cases, as part of its transaction dispute resolution process reverse transactions, reduce or eliminate credit lines, suspend accounts, or take other measures with members who fail to fulfill their payment or delivery obligations to other members, the determination as to whether a transaction is reversed or how to resolve a specific dispute is made by ITEX in its sole discretion.  Measures we may take to resolve transactional disputes or combat risks of fraud have the potential to damage relations with our members or brokers or decrease transactional activity in the ITEX Marketplace by restricting the activities of certain members. Furthermore, negative publicity and member sentiment generated as a result of member complaints or fraudulent or deceptive conduct by members of our Marketplace could damage our reputation, or reduce our ability to attract new members or retain our current members.

We occasionally receive communications from members requesting reimbursement or threatening or commencing legal action against us if no reimbursement is made.  In addition, because we service our member businesses through our Broker Network, we are subject to claims and could potentially be found liable for the conduct of our brokers in a situation where that broker has caused injury to a member.  Litigation involving disputes between members and liability for broker actions could be costly and time consuming for us, divert management attention, result in increased costs of doing business, lead to adverse judgments, or otherwise harm our business. In addition, affected members may complain to regulatory agencies that could take action against us, including imposing fines or seeking injunctions.

6.	Use of our services for illegal purposes could damage our reputation and harm our business

Our members, typically small businesses, actively market products and services through the ITEX Marketplace and our website.  The law relating to the liability of providers of online services for the activities of users or members of their service is often the subject of litigation.  We may be unable to prevent our members from selling unlawful or stolen goods or unlawful services, or selling goods or services in an unlawful manner, and we could be subject to allegations of civil or criminal liability for unlawful activities carried out by users through our services.  It is possible that third parties, including government regulators and law enforcement officials, could allege that our services aid and abet certain violations of certain laws, for example, laws regarding the sale of counterfeit items, the fencing of stolen goods, selective distribution channel laws, and the sale of items outside of the U.S. that are regulated by U.S. export controls.

Although we have prohibited the listing of illegal goods and services and implemented other protective measures, we may be required to spend substantial resources to take additional protective measures or discontinue certain service offerings, any of which could harm our business.  Any costs incurred as a result of potential liability relating to the alleged or actual sale of unlawful goods or services could harm our business. In addition, negative media publicity relating to the listing or sale of unlawful goods and stolen goods using our services could damage our reputation, diminish the value of our brand names, and make members reluctant to use our services.

ITEX’s trade dollar currency is also susceptible to potentially illegal or improper uses.  Recent changes in law have increased the penalties for intermediaries providing payment services for certain illegal activities.  Despite measures taken by ITEX as a third-party record-keeper to detect and lessen the risk of this kind of conduct, illegal activities could still be funded using ITEX dollars. Any resulting claims or liabilities could harm our business.

7.	Our business is subject to online security risks, including security breaches and identity theft

We host confidential information as part of our client relationship management and transactional processing platform.  Our security measures may not detect or prevent security breaches that could harm our business.  Currently, a significant number of our members authorize us to bill their credit card accounts directly for fees charged by us.  We take a number of measures to ensure the security of our hardware and software systems and member and client information.  Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in the technology used by us to protect transaction data being breached or compromised.  Other large Internet companies have been the subject of sophisticated and highly targeted attacks on portions of their sites.  In addition, any party who is able to illicitly obtain a members’ password could access the members’ transaction data.  An increasing number of websites have reported breaches of their security.  Any compromise of our security could harm our reputation and, therefore, our business, and could result in a violation of applicable privacy and other laws.  In addition, a party that is able to circumvent our security measures could misappropriate proprietary information, cause interruption in our operations, damage our computers or those of our users, or otherwise damage our reputation and business. Under credit card rules and our contracts with our card processors, if there is a breach of credit card information that we store, we could be liable to the credit card issuing banks for their cost of issuing new cards and related expenses.  In addition, if we fail to follow credit card industry security standards, even if there is no compromise of customer information, we could incur significant fines or lose our ability to give customers the option of using credit cards to pay their fees.  If we were unable to accept credit cards, our business would be seriously damaged.

We continue to enhance our systems for data management and protection, and intrusion detection and prevention. However, our servers may be vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions.  We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.  Security breaches, including any breach by us or by parties with which we have commercial relationships that result in the unauthorized release of our members’ personal information, could damage our reputation and expose us to a risk of loss or litigation and possible liability.  Our insurance policies carry coverage limits which may not be adequate to reimburse us for losses caused by security breaches.

8.	Unplanned system interruptions or system failures could harm our business and reputation

Any interruption in the availability of our transactional processing services due to hardware and operating system failures will reduce our revenues and profits.  Our revenue depends on members using our processing services.  Any unscheduled interruption in our services results in an immediate, and possibly substantial, loss of revenues.  Frequent or persistent interruptions in our services could cause current or potential members and our subscription-based clients to believe that our systems are unreliable, leading them to switch to our competitors or to avoid our websites or services, and could permanently harm our reputation.  In addition, we have entered into an agreement with a subscription-based service client that requires certain minimum performance standards, including standards regarding the availability and response time of our services.  If we fail to meet these standards, our customers could terminate their relationships with us and we could be subject to contractual monetary penalties.  Furthermore, any system failures could result in damage to our members’, clients’ or brokers’ businesses. These persons could seek compensation from us for their losses. Even if unsuccessful, this type of claim likely would be time-consuming and costly for us to address.

Although our systems have been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks, and similar events or disruptions.  Some of our systems are not fully redundant, and our disaster recovery planning may not be sufficient for all eventualities. Our systems are also subject to break-ins, sabotage, and intentional acts of vandalism.  Despite any precautions we may take, the occurrence of a natural disaster, a decision by any of our third-party hosting providers to close a facility we use without adequate notice for financial or other reasons, or other unanticipated problems at our hosting facilities could cause system interruptions, delays, and loss of critical data, and result in lengthy interruptions in our services.  Our business interruption insurance may not be sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures.

9.	Failure to comply with laws and regulations that protect our members’ personal and financial information could result in liability and harm our reputation

We store personal and financial information for members of the ITEX Marketplace and in connection with our subscription-based client service offerings.  Privacy concerns relating to the disclosure and safeguarding of personal and financial information have drawn increased attention from federal and state governments.  Federal and state law requires us to safeguard our members’ and clients’ financial information, including credit card information.  Although we have established security procedures to protect against identity theft and the theft of this personal and financial information, breaches of our privacy may occur. To the extent the measures we have implemented are breached or if there is an inappropriate disclosure of confidential or personal information or data, we may become subject to litigation or administrative sanctions, which could result in significant fines, penalties or damages and harm to our brand and reputation.  Even if we were not held liable, a security breach or inappropriate disclosure of confidential or personal information or data could harm our reputation.  In addition, we may be required to invest additional resources to protect us against damages caused by these actual or perceived disruptions or security breaches in the future.  Changes in these federal and state regulatory requirements could result in more stringent requirements and could result in a need to change our business practices.  Establishing systems and processes to achieve compliance with these new requirements may increase our costs and could have a material adverse effect on our business, financial condition and results of operations.

10.	We have claims and lawsuits against us that may result in adverse outcomes

From time to time we are subject to a variety of claims and lawsuits. Adverse outcomes in one or more of these claims may result in significant monetary damages that could adversely affect our ability to conduct our business. Although management currently believes resolving all of these matters, individually or in the aggregate, will not have a material adverse impact on our financial statements, the litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. A material adverse impact on our financial statements also could occur for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable.

11.	If we lose the services of our chief executive officer, our business could suffer

Our performance depends substantially on the continued services of our Chief Executive Officer, Steven White.  Mr. White also currently fills the executive positions of Interim Chief Financial Officer and Chief Accounting Officer.  Our board places heavy reliance on Mr. White’s experience and management skills.  We have not entered into a formal employment agreement with Mr. White, other than an agreement to receive a payment in connection with a “change of control,” as defined in the agreement.  We carry a $2.0 million life insurance policy covering Mr. White to insure the business in the event of his death, but do not carry life insurance for any other personnel.  If we were to lose the services of Mr. White, we could face substantial difficulty in hiring a qualified successor or successors, and could experience a loss in performance while any successor obtains the necessary training and experience.  In addition, in connection with a management transition we may need to attract, train, retain and motivate additional financial, technical, managerial, marketing or support personnel.  We face the risk that if we are unable to attract and integrate new personnel, or retain and motivate existing personnel, our business, financial condition and results of operations will be adversely affected.

12.	Alliances, mergers and acquisitions could result in operating difficulties, dilution and other harmful consequences

We have acquired four businesses since 2005.  We expect to continue to evaluate and consider other potential strategic transactions, including business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets and strategic investments.  At any given time we may be engaged in discussions or negotiations with respect to one or more of these types of transactions.  Any of these transactions could be material to our financial condition and results of operations.  The process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures and is risky.  The areas where we may face difficulties include:

•	Diversion of management time, as well as a shift of focus from operating the businesses to challenges related to integration and administration;

•
Challenges associated with integrating employees from the acquired company into the acquiring organization.  These may include declining employee morale and retention issues resulting from changes in, or acceleration of, compensation, or changes in management, reporting relationships, future prospects, or the direction of the business;

•
the need to integrate each company’s accounting, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;

•	the need to implement controls, procedures and policies appropriate for a public company at companies that prior to acquisition had lacked such controls, procedures and policies;

•	in some cases, the need to transition operations, members, and customers onto our existing platforms; and

•
liability for activities of the acquired company before the acquisition, including violations of laws, rules and regulations, commercial disputes, tax liabilities and other known and unknown liabilities.

The expected benefit of any of these strategic relationships may not materialize and the cost of these efforts may negatively impact our financial results.  Future alliances, mergers or acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the expenditure of our cash or the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could adversely affect our results of operations and dilute the economic and voting rights of our stockholders.  Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

13.	We may need additional financing; current funds may be insufficient to finance our plans for growth or our operations

Although we believe that our financial condition is stable and that our cash balances and operating cash flows provide adequate resources to fund our ongoing operating requirements, we have limited funds and may have contractual obligations in the future.  Our existing working capital may not be sufficient to allow us to execute our business plan as fast as we would like or may not be sufficient to take full advantage of all available strategic opportunities.  We believe our current core operations reflect a scalable business strategy, which will allow our business model to be executed with limited outside financing.  However, we also may expand our operations, enter into a strategic transaction, or acquire competitors or other business to business enterprises.  We have a line of credit with our primary banking institution, which will provide additional reserve capacity for general corporate and working capital purposes, and if necessary, enable us to make certain expenditures related to the growth and expansion of our business model.  However, if adequate capital were not available or were not available on acceptable terms at a time when we needed it, our ability to execute our business plans, develop or enhance our services, make acquisitions or respond to competitive pressures would be significantly impaired.  Further, we cannot assure you that we will be able to implement various financing alternatives or otherwise obtain required working capital if needed or desired.

14.	We are dependent on the value of foreign currency.

We transact business in Canadian dollars as well as U.S. dollars.  Revenues denominated in Canadian dollars comprised 6.6% and 7.7% in the years ended July 31, 2009 and 2008, respectively.  While foreign currency exchange fluctuations are not believed to materially adversely affect our operations at this time, changes in the relation of the Canadian dollar to the U.S. dollar could continue to affect our revenues, cost of sales, operating margins and result in exchange losses.

15.
If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price

Effective internal controls are necessary for us to provide reliable financial reports and to detect and prevent fraud.  We periodically assess our system of internal controls to review their effectiveness and identify potential areas of improvement.  These assessments may conclude that enhancements, modifications or changes to our system of internal controls are necessary.  For example, in the third quarter of fiscal 2010, an ITEX broker sold a large number of computers which he was unable to fulfill, resulting in a number of transaction reversals.  We determined that we did not have an adequate process level control in place to prevent the recording of serial orders that in the aggregate are large or unusual and which may not be fulfilled.  Performing assessments of internal controls, implementing necessary changes, and maintaining an effective internal controls process is expensive and requires considerable management attention.  Internal control systems are designed in part upon assumptions about the likelihood of future events, and all such systems, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met.  We face the risk that the design of our controls and procedures may prove to be inadequate or that our controls and procedures may be circumvented, thereby causing delays in detection of errors or inaccuracies in data and information.  It is possible that any lapses in the effective operations of controls and procedures could materially affect earnings, that we could suffer losses, that we could be subject to costly litigation, that investors could lose confidence in our reported financial information and our reputation, and that our operating results could be harmed, which could have a negative effect on the trading price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we must certify the effectiveness of our internal controls over financial reporting annually.  If we are unable to assert that our internal control over financial reporting is effective for a particular year (or if our auditors are unable to attest that we have maintained, in all material respects, effective internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports.  That could adversely affect our competitive position in our business, and the market price for our common stock.